                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MARCH 2007

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA DELLA PINETA SACCHETTI 229, 00168 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

SAFE HARBOUR

 This press release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this press release and include statements regarding the intent, belief or current expectations with respect to our customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company. Such forward looking statements are not guarantees of future performance and involve risks and uncertainties that could significantly effect expected results and actual results may differ materially from those projected or implied in the forward looking statements as a result of various factors. Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this press release. Telecom Italia Media Spa undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in Telecom Italia Media Spa business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

This press release includes alternative performance indicators not considered under IFRS (EBITDA, Like-for-Like Changes in Revenues, EBITDA, EBIT, and Net Financial Borrowings). These terms are defined in the appendix.

Board Approves 2006 Results and 2007-2009 Targets

TELECOM ITALIA MEDIA GROUP – 2006

REVENUES: €207.5 million, up 15.4% (up 16.1% on an organic basis) compared to €179.8 million in 2005

EBITDA: -€82.9 million (up 9.3% compared to -€91.4 million in 2005); up €13.3 million (14.7%) on an organic basis

EBIT: -€137.5 million (-€129.8 million in 2005); -€3.9 million (-3.1%) on an organic basis; this result fully incorporates the effect of depreciation of the DTT network acquired at year-end 2005 and of investments made in 2006

NET RESULT: -€101.1 million (€800.9 million in 2005, which benefited from the sale of Virgilio and Tin.it operations)

NET FINANCIAL DEBT: €128.2 million, up €25.3 million compared to September 30, 2006 (availabilities amounted to €436.1 million as of 12/31/2005)

LA7 FREE TO AIR: strong increase in advertising revenues (+9.2%) and audience share (+11%), which stood at 3%

MTV FREE TO AIR: increase in domestic advertising revenues (+4.5%) and in revenues from new platforms, reaching €23.6 million (compared to €16.9 million in 2005)

DIGITAL TERRESTRIAL TELEVISION: revenues more than tripled compared to 2005 (€31.5 million in 2006 compared to €10.4 million in 2005)

TELECOM ITALIA MEDIA S.p.A.: Revenues amounted to €113.8 million (up 35.6% compared to 2005); Ebitda was -€100.6 million (up 9.0% compared to 2005); Net result was -€92.1 million (€722.9 million in 2005); Net financial debt amounted to €48.5 million (compared to net availabilities of €283.7 million in 2005)

2007-2009 TARGETS

TI MEDIA BECOMES A COMPETENCE CENTER FOR THE TELECOM ITALIA GROUP: sole advisor in the creation and production of television content for innovative platforms (IPTV, DVB-H, etc.), with an exclusive mandate for the acquisition of relative rights in the name and on behalf of Telecom Italia; development of proprietary theme channels and specific content.

Expected annual revenue growth of approximately 25%

Positive EBITDA in 2008 for Free-to-Air Television and Multimedia business unit

TOTAL PLANNED INVESTMENT of around €180 million

**********

Milan, March 8, 2006 – The Board of Directors of Telecom Italia Media, chaired by Enrico Parazzini, today examined and approved the draft financial statements of the Group and of the Parent Company for the period ended December 31, 2006. The Board furthermore examined and approved the Group’s targets for the 2007-2009 three-year period.

The Telecom Italia Media Group in FY 2006

Consolidated revenues for 2006 amounted to €207.5 million, thus growing 15.4% (Euro 179.8 million in 2005). These were mainly boosted by domestic advertising revenues, which increased faster than the market and revenue increase from pay-per-view services. The increase confirmed the editorial affirmation of the programming format of the two broadcasters (La7 and MTV) and the positive launch of the new Digital Terrestrial Television. Net of the negative effects of changes in the consolidation area, organic growth  was 16.1%.

EBITDA was -€82.9 million, thus improving by 9.3% compared to 2005 (-€91.4 million in 2005). Net of changes in the consolidation area and of non-recurring items, EBITDA increased by €13.3 million (+14.7%). This result reflects the improvement in profitability at both analogue Free to Air TV and satellite, the improvement in pay-per-view margins and the impact of costs incurred on DTT “free to air” channels (La7 Sport and Qoob) in its first year of full operation, partially offset by the positive effects of the around 40% decrease in structural costs (-€8.2 million compared to 2005), resulting from the La7-TI Media merger.

EBIT was -€137.5 million, worsened by 5.9% compared to 2005 (-€129.8 million). Net of changes in the consolidation area and of non-recurring items, EBIT showed a -€3.9 million change (-3.1%).

Operating profitability was mainly influenced by the full impact of the depreciation and amortization of the new television network acquired in late 2005 and investment made in 2006 to develop infrastructures and complete the digital network.

Net result of the Telecom Italia Media Group was -€101.1 million (€800.9 million in 2005, which reflected the sale of Virgilio and Tin.it).

Investment over the period amounted to €84.8 million (€64.6 million in 2005) including €52.3 million allocated to digital terrestrial network development and €23.2 million to the acquisition of television rights.

Net financial position at year-end 2006 was a cash negative €128.2 million compared to a cash positive €436.1 million at December 31, 2005. The 2006 trend was marked by the dividend pay-out (€550.6 million), investment and operating requirements (€84.8 million), and requirements for operations (operating cash flow of €121.5 million). The latter was in part offset by the sale of the Buffetti Group (€65.8 million) and Euro 126.8 million in tax receivables paid by Telecom Italia as part of its participation in the National Tax Consolidation.  Compared to September 30, 2006 net financial debt increased €25.3 million.

Results by Business Unit

Free to Air Television

Free to Air Television revenues increased 3.6% compared to 2005 to €168.0 million, driven by the sharp 7.0% increase in domestic advertising revenues, by far exceeding the market growth rate (+0.8%; source: Nielsen).  In detail:

•

La7 revenues amounted to €83.5 million, a 10.7% increase compared to 2005 (€75.4 million), owing to the positive contribution of total advertising revenues, which increased 9.2%. The positive operating result led to an increase in profitability, with like-for-like growth of both EBITDA (+€7.1 million, up 17.1%), and EBIT (+€5.8 million, up +9.1%).

La7 achieved a significant 11.1% increase in average daily audience share from 2.7% in 2005 to 3.0% in 2006. The improvement was across all time-segments and especially prime time, increasing from 2.4% in 2005 to 2.8%. The increase in share reflects a major increase in the network’s visibility in 2006: It was viewed on average by 13 million people each day compared to 12.1 million in 2005. All programs had a positive viewers trend, both discussion programs (Otto e mezzo, L'Infedele, Omnibus, etc.), and realtainment programs (Markette, etc), and sport programs, as well as for new ones (Il Gol sopra Berlino during the football World Cup, Niente di Personale, etc.) The News also put in a good performance, increasing its share, as did all information and report programming in general. In this category, Daria Bignardi was awarded Telegatto 2006 with her program Le Invasioni Barbariche.

•

In 2006, MTV consolidated its position as the leading television channel for youngsters aged between 15-34, thank to its multi-platform/multi-channel approach.  Domestic gross advertising revenues increased 4.5% and new platform revenues increased €6.7 million in 2006, reaching €23.6 million versus €16.9 million in 2005.

In 2006, MTV again made major investment to bring music to local areas, sponsoring its own concerts and events, consolidating its position as the largest producer of live music events in Europe.  A further affirmation came from the music scene where, on Sky, the MTV satellite network with its channels has a key and absolutely top position both in terms of image and audience: with more than 6.1 million weekly contacts, MTV is a leader in the youth segment of the music business, with growth exceeding 100% in three years (Audistar Eurisko Spring 2006 survey). The performance of the satellite channels Nickelodeon and Paramount Comedy was also positive. The two channels continue to show impressive growth (weekly contacts doubled compared with autumn 2005). Also positive was the performance of the websites Web MTV.it and MTV Overdrive; the latter is a new generation website combining television experience with on-demand personalization.

DTT television

Revenues grew sharply in 2006, more than tripling from €10.4 million in 2005 to €31.5 million, driven by the development of “La7 Cartapiù” commercial offer, the sale of football events as part of the agreement with Mediaset and Telecom Italia (DVB-H), and the sale of bandwidth. With reference to profitability, while pay-per-view margins widened, operating costs increased in connection with the first year of full operations for the new “free” channels (e.g. La7 Sport), where advertising revenues have still to attain significant levels.

At December 31, 2006 over one million “La7 Cartapiù” cards had been distributed, with a 65% activation rate. In addition to its already-existing football offer (10 series A teams, including the top 5, as part of the Mediaset agreement), in June 2006 Telecom Italia Media launched Estate Musica with a series of concerts featuring major Italian artists.

A natural development of the previous analog channel Flux, in November QOOB TV started up. It is a new multi-media platform broadcasting on television, the Internet and mobile phones the best of cartoons, film, graphic design, and music through which viewers actively participate in TV, making their contribution and expressing their preferences.

News

In 2006, revenues of the “News” business unit (press agency APCom) stood at €9.3 million, posting a 38.8% increase compared to 2005 (€6.7 million). This was mainly attributable to the contribution from new services (Notiziario Nuova Europa and news services for mobile telephony) and the development of the customer base. The sharp increase in revenues lifted profitability, with EBITDA improving +9.7% (from -€6.2 million in 2005 to -€5.6 million loss in 2006) and EBIT improving 7.4% (from -€6.8 million in 2005 to -€6.3 million in 2006).  In 2006, the average daily production of news grew by 10% compared to 2005.

Telecom Italia Media SpA 2006 results

Since 2006, Telecom Italia Media S.p.A. has prepared its annual financial statements and performance reports, in accordance with IAS/IFRS. As the adoption of the new accounting standards will have a significant impact on the information presented in the above-mentioned documents, the 2005 income statement information that has been included in this report has been reclassified and adjusted according to the standards and formats indicated in the IAS/IFRS to allow comparison with 2006 results. Moreover, in order to ensure greater clarity when presenting the operating results of the Parent Company in FY 2006, the income statement and balance sheet data have been compared with the corresponding periods of the previous year, taking into account the effects of the merger by incorporation of La7 Televisioni S.p.A. into Telecom Italia Media S.p.A., which took place on January 1, 2006. Therefore the 2005 figures shown for comparison in the statements set out below have been restated so that the historical data of Telecom Italia Media S.p.A. also include the income statement and balance sheet data at December 31, 2005 of La7 Televisioni S.p.A..

Revenues amounted to €113.8 million, up 35.6% compared to 2005 (€83.9 million). Growth is mainly attributable to the increase in La7 Free To Air gross advertising revenues (+9.2%) and to the development of Digital Terrestrial Television (Pay per View), whose revenues tripled over 2005.

EBITDA stood at -€100.6 million, thus improving by 9.0% compared to 2005 (-€110.5 million in 2005). Net of non-organic items, EBITDA increased by €+14.6 million (+13.3%). This result reflects the improvement in profitability at analog La7 Free to Air and the impact on DTT of costs incurred on the new “free” channels (La7 Sport), in part offset by the improvement in pay-per-view margins and the decrease in structural costs (-€6.1 million compared to 2005) from the La7-TI Media merger.

EBIT was -€122.9 million, up 6.4% compared to 2005 (-€131.3 million). Net of changes in the consolidation area and of non-organic items, EBIT improved by €+13.2 million (+10.1%).

The net result of Telecom Italia Media S.p.A. was -€92.1 million (€722.9 million in 2005, which reflected the sale of Virgilio and Tin.it).

Net financial debt at 2006 year-end was €48.5 million compared to a net financial availability of €283.7 million at December 31, 2005. The increase in net financial position (+€332.2 million) was influenced by the dividend pay-out (€550.6 million), €26.2 million in investment (predominantly for the acquisition of TV rights) and requirements for operations (operating cash flow of €116.0 million). The latter was in part offset by the €191.0 million dividend received from the subsidiary HMC S.p.A., the sale of Buffetti Group (€50.0 million) and tax receivables paid by Telecom Italia as part of its participation in the National Tax Consolidation (€119.6 million).

****

Telecom Italia Media 2007-2009 Targets

In the last three years, Telecom Italia Media implemented the process of focusing on the Media segment, and it is now one of the most dynamic companies on the Italian market, ready to seize any opportunities arising from the development of the new platforms (digital terrestrial, DVBH, IPTV, etc.), consolidating its identity as a multi-media, multi-platform publisher.  Moreover, in 2006, with the merger of La7 Televisioni S.p.A. into Telecom Italia Media S.p.A., the Group completed its streamlining process.

The media industry scenario changed in 2006, with the new platforms spearheading market development coming to the fore and the change in the legislative framework, postponing to 2012 the switch-off of free to air TV and the switch-over to digital terrestrial.

The media sector is expected to grow around 5% per year in the coming years, driven by the development of the new platforms, especially IPTV, DVB-H, and digital terrestrial though, as mentioned, the current legislative framework will make penetration of digital terrestrial slower than expected.

In this context, the Telecom Italia Group has decided to combine its skills in both traditional and multimedia content, concentrating them in Telecom Italia Media.  Therefore Telecom Italia Media becomes the Telecom Italia Group’s Competence Center on television contents, making the most of its skills and know-how, increasingly affirming itself as a standard-setting multi-media company in the  Italian television panorama.

In this new role, Telecom Italia Media will be Telecom Italia’s exclusive advisor in the design and production of television content for innovative platforms (IPTV, DVB-H, etc.) and it will also develop proprietary theme channels and specific content for them.

At the same time, over the next three years, La7 will continue to strengthen the channel’s distinctive editorial position, acting on image and content, with the objective of consolidating its steady audience and market share growth trend, preparing itself to maximize profits on the opening towards pluralism in television as envisioned by the new legislative framework.

MTV will continue to provide its current levels of excellence as a commercial channel and it will continue to pursue development of the multi-media approach, aiming for further significant growth in revenues from alternative platforms.

Meanwhile, the company will enrich its digital terrestrial content for par-per-view to accompany its football content, continuing with the features already displayed in the second half of 2006 following agreements with Mediaset and Telecom Italia.

In the News business unit (press agency APCom) the 2007-2009 revenue growth will be driven by constant innovation in services, leveraging on its partnership with the Associated Press and the expansion of the customer portfolio.

In the 2007-2009 period, the Telecom Italia Media Group expects to achieve:

•

an average annual revenue growth of approximately 25%;

•

a positive EBITDA in 2009 (positive EBITDA in 2008 for the Free to Air Television and Multimedia business unit);

•

 investments for a total of about €180 million;

•

cost efficiencies of over Euro 10 million compared to the set up before the TI Media-La7 merger, most of which already achieved in 2006.

§§§

Corporate Governance

In accordance with Borsa Italia’s code of self-regulation, the Board of Directors, taking information provided by directors into account, were satisfied of the existence of the requisites of independence for the directors, Adriano De Maio, Candido Fois, Giulia Ligresti, Gianfranco Negri Clementi, Alessandro Ovi, Sergio Ristuccia, Giovanni Sabbatucci, Mario Zanone Poma.

The Board of Directors also approved a number of changes to the company’s corporate governance documents taking into account, among other things, the law regarding the safeguarding of savings and the revision of Borsa Italia’s code of self-regulation (March 2006).

In particular, the following were approved:

-

a new version of the code of self-regulation, which includes as well the previous regulations concerning operations with related parties;

-

a procedure governing all information flows to non-executive board members and auditors, replacing what was previously required for the dispensing of obligations ex-article 150 of Decree Law 58/1988, with the aim of coordinating all the means of distribution and communication of information to members of the company’s bodies of administration and control.

Shareholder meeting called

The Board of Directors has called a Shareholder Meeting on the day of 12 April 2007, on first call, and, if necessary, on 13 April, on second call.

The Shareholder Meeting, as well as approving 2006 results, will decide the extension of the audit mandate given to Reconta Ernst & Young for the 3-year period 2008-2010, the nomination of a director, the renewal of the Board of Statutory Auditors and the adoption of new regulations for shareholder meetings to make the meeting more effective.

In extraordinary session, the shareholder meeting will decide on statutory modifications to bring them up to date with recent legislative changes.

§§§

The 2006 financial results and the 2007-2009 objectives will be presented to the financial community today in the afternoon during a conference call, starting at 4:30 p.m. (CET). Journalists are invited to follow the conference call at the number: +39 06 33485042. For those who are unable to follow the live conference call, a recorded version of the presentation will be available for 7 days at the number: +39 06 334 843 (access code 138656#).

Media Relations

Telecom Italia Media Corporate Press Office

+39.06.3688.2610

www.telecomitalia.com/media

Investor Relations

+39.06.5150.5424

www.investor.telecomitaliamedia.it

ALTERNATIVE PEFORMANCE INDICATORS

In this press release, in addition to the conventional financial indicators established by IFRS, certain alternative performance indicators are used to allow  a better assessment of the Telecom Italia Media Group operating and financial performance; however, these indicators should not be considered as substitutes for the conventional ones prescribed by IFRS.

Specifically, the non-IFRS indicators are described below:

•

EBITDA. Telecom Italia Media uses this indicator as a financial target in internal and external presentations. It provides a useful unit of measurement for assessing the Group’s operating performance (both as a whole and at the business unit level) in addition to EBIT.  These indicators are calculated as follows:

Income from continuing operations before taxes
+	Financial expenses
-	Financial income
+/-	Share of losses (profits) of associates and joint-ventures accounted for using the equity method
EBIT (Operating Income)
+/-	Impairment losses/(reversals) of non-current assets
+/-	Losses/(Gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA (Operating result before depreciation and amortization, Capital gains/(losses), and Impairment reversals/(losses) on non-current assets)

•

Like-for-Like Change in Revenues, EBITDA, and EBIT These indicators show changes in absolute and/or percentage terms for revenues, EBITDA, and EBIT, excluding the effects of exchange rate differences, the change in consolidation area, as well as other operating income/expenses (other non-organic changes).

Telecom Italia Media deems that disclosure of such additional information allows a more effective interpretation of the operating performance of the Group as a whole and of its business units.

•

Net Financial Debt Telecom Italia Media deems that Net Financial Debt is an accurate indicator of its ability to meet its financial obligations, measured by Gross Financial Debt minus Cash and Cash Equivalents and other Financial Assets (financial receivables and securities other than equity investments).

Disclosure on the Telecom Italia Media Group

The Consolidated Income Statement, the Consolidated Balance Sheet and the Consolidated Cash Flow Statement herewith presented are the same as those reported in the Report on Operations included in the 2006 Annual Report and are unaudited. Such statements are however consistent with those included in the Consolidated Financial Statements as of December 31, 2006.

Please note that the audit work by our independent auditors on the Consolidated Financial Statements as of December 31, 2006 is not yet completed.

In FY 2006, the company incurred net non-organic charges (euro 5.7 million), mainly due to penalties for early termination of a business contract and charges for disputes with personnel and leaving incentives. There were no events or transactions of a non-recurring nature.

Disclosure on the Telecom Italia Media S.p.A.

The Income Statement, the Balance Sheet and the Cash Flow Statement herewith presented are the same as those reported in the Report on Operations included in the 2006 Annual Report and are unaudited. Such statements are however consistent with those included in the Telecom Italia Media S.p.A. separate Financial Statements as of December 31, 2006.

Please note that the audit work by our independent auditors on the Telecom Italia Media S.p.A. separate Financial Statements as of December 31, 2006 is not yet completed.

In FY 2006, the company incurred net non-organic charges (euro 5.5 million), mainly due to penalties for early termination of a business contract and charges for disputes with personnel and leaving incentives. There were no events or transactions of a non-recurring nature.

TELECOM ITALIA MEDIA S.p.A. BALANCE SHEET

(in thousand of euro)	12.31.2006 (a)	12.31.2005 (reconstructed) (b)	Changes (a-b)
ASSETS			
NON-CURRENT ASSETS			
Intangible assets			
- Goodwill	207,988	207,988	-
- Intangible assets with a finite life	28,954	56,254	(27,300)
	236,942	264,242	(27,300)
Tangible assets			
- Property, plant and equipment owned	9,320	9,715	(395)
- Assets held under finance leases	-	-	-
	9,320	9,715	(395)
Other non current assets			
- Equity investments	185,934	412,972	(227,038)
- Financial receivables and other non-current financial assets	1,781	6,351	(4,570)
- Miscellaneous receivables and other non-current assets	53,165	42,689	10,476
Deferred tax assets	8,040	17,946	(9,906)
	248,920	479,958	(231,038)
TOTAL NON-CURRENT ASSETS (A)	**495,182**	**753,915**	**(258,733)**
CURRENT ASSETS			
Inventories	1,960	4,493	(2,533)
Trade receivables, miscellaneous receivables and other current assets	107,469	170,423	(62,954)
Current tax assets	-	153	(153)
Securities other than equity investments	-	-	-
Financial receivables and other current financial assets	5,715	167	5,548
Cash and cash equivalents	59,707	467,429	(407,722)
TOTAL CURRENT ASSETS (B)	**174,851**	**642,665**	**(467,814)**
TOTAL ASSETS (A+B)	**670,033**	**1,396,580**	**(726,547)**
SHAREHOLDERS' EQUITY AND LIABILITIES			
EQUITY			
- Share capital	100,510	100,327	183
- Reserves and retained earnings	427,667	253,573	174,094
- Income (loss) for the year	(92,052)	722,876	(814,928)
TOTAL SHAREHOLDERS' EQUITY (C)	**436,125**	**1,076,776**	**(640,651)**
NON-CURRENT LIABILITIES			
Non-current financial liabilities	100,118	5,087	95,031
Employee severance indemnities and other employee-related reserves	10,994	9,685	1,309
Reserve for deferred taxes	-	-	-
Reserve for future risk and charges	-	101	(101)
Miscellaneous payables and other non-current liabilities	-	-	-
TOTAL NON CURRENT LIABILITIES (D)	**111,112**	**14,873**	**96,239**
CURRENT LIABILITIES			
Current financial liabilities	15,542	185,206	(169,664)
Trade payables, miscellaneous payables and other liabilities	107,248	119,719	(12,471)
Current tax liabilities	6	6	-
TOTAL CURRENT LIABILITIES (E)	**122,796**	**304,931**	**(182,135)**
TOTAL LIABILITIES (F=D+E)	**233,908**	**319,804**	**(85,896)**
TOTAL EQUITY AND LIABILITIES (C+F)	**670,033**	**1,396,580**	**(726,547)**

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. The ability of the Telecom Italia Media Group to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Media Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in the market;

- the ability of the Telecom Italia Media Group to introduce new services and products;

- the impact of regulatory decisions and changes in the regulatory environment;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and

- Telecom Italia Media's ability to successfully implement its internet strategy.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 08th, 2007

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer